CAMPBELL ALTERNATIVE ASSET TRUST
                           MONTHLY REPORT - APRIL 2009
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (22,033.753 units) at March 31, 2009              $  35,675,854
Additions of 100.639 units on April 30, 2009                            155,760
Redemptions of (136.881) units on April 30, 2009                       (211,851)
Offering Costs                                                          (25,656)
Net Income - April 2009                                              (1,548,501)
                                                                  -------------

Net Asset Value (21,997.511 units) at April 30, 2009              $  34,045,606
                                                                  =============

Net Asset Value per Unit at April 30, 2009                        $    1,547.70
                                                                  =============

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                      $    (609,314)
    Change in unrealized                                               (466,987)

  Gains (losses) on forward and options on forward contracts:
    Realized                                                             30,442
    Change in unrealized                                               (411,371)
  Interest income                                                         1,196
                                                                  -------------

                                                                     (1,456,034)
                                                                  -------------

Expenses:
  Brokerage fee                                                          83,676
  Performance fee                                                             0
  Operating expenses                                                      8,791
                                                                  -------------

                                                                         92,467
                                                                  -------------

Net Income (Loss) - April 2009                                    $  (1,548,501)
                                                                  =============

                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on April 30, 2009                        $   1,547.70

Net Asset Value per Unit on March 31, 2009                        $   1,619.15

Unit Value Monthly Gain (Loss) %                                         (4.41)%

Fund 2009 calendar YTD Gain (Loss) %                                     (5.16)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Equity Trading Drives Negative Results for April...

While equity trading produced the most profitable sector results for the Trust for 2008, our net exposure on the short side of global stock indices in 2009 thus far has hurt performance as markets continued to stage rallies that began in mid-March. U.S. economic indicators, including housing and manufacturing, showed signs of improvement and stabilization rather than further deterioration. In addition, the G-20 agreed to fund more than $1 trillion in emergency aid to help cushion the economic fallout of the current international financial crisis. While the general tone of the economic outlook was more upbeat, officials have still been cautious in their assessment.

April saw a continuation of the March risk-seeking rally leading to several growth currencies registering solid gains against the dollar. Losses were realized in foreign exchange trading due to our general bias to be long the dollar against most major currencies.

In fixed income, the equity market rally helped general investor sentiment, driving bond prices lower across the board which proved difficult for our general positioning. Commodity trading finished relatively flat with gains from the energy sector offsetting small losses in base and precious metals.

Despite some short-lived stock market rallies, uncertain economic times remain the only sure thing for the near term. Are we to expect deflation in the short-term, with inflation waiting on the year-end horizon? At times like this, it is difficult to stay the course, but we still firmly believe that a diversified, systematic approach is most prudent.

We remain open and available to your questions and concerns.
Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust